Mail Stop 7010

      October 19, 2005

John Bush
President and Chief Executive Officer
PerfectData Corporation
825 Third Avenue, 32nd Floor
New York, New York 10022


      Re:	PerfectData Corporation
		PRE R 14A filed October 12, 2005
      File No. 000-12817

Dear Mr. Bush:

		We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PRE R 14A filed October 12, 2005

General
1. We note the revisions you made in response to prior comment one;
however, instruction 2 to Item 1001 of Regulation M-A states that the summary term sheet should begin on the first or second page of the disclosure document that is distributed to shareholders. Please revise accordingly.



Security Ownership of Certain Beneficial Owners and Management,
page
3
2. Please revise to include the natural person or persons that have voting and investment control over the shares owned by Lohrey LLC.

Federal Income Tax Consequences of the Merger, page 33
3. Please delete the statement that the tax discussion is for "general information only".

Closing Comment

		As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Tamara Brightwell, Staff Attorney, at (202)
551-
3751 or in her absence, Chris Edwards, Special Counsel, at (202)
551-
3742, or me at (202) 551-3760 with any questions.


      Sincerely,




      Pamela A. Long
      Assistant Director



cc:  	Joel Goldschmidt
	Morse Zelnick Rose & Lander, LLP
      405 Park Avenue, Suite 1401
      New York, New York 10022
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Mr. John Bush
PerfectData Corporation
October 19, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE